COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

02049420

File Number: 82.2994

9 August 2002

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 19 2002 WASH, D.C. 154 SECTION

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

dlw 8/27

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

FACSIMILE TO: 1300 300 021

FACSIMILE FROM: 9259 6233

9 August 2002

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

HALF YEARLY REPORT

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

No of pages including this page: 25

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

HALF-YEAR REPORT

for the period ended 28 June 2002

HIGHLIGHTS

- **Net profit for the ongoing business[1] increased 21.9% to $94.2 million.**
- **Earnings per share[2] on a reported[3] basis was 13.7 cents (earnings per share, before significant items, increased by 13.7% to 13.3 cents).**
- **Free cash flow for the ongoing business increased 33.8% to $154.8 million.**
- **EBIT for the ongoing business (before significant items) grew by a strong 11.2%:**
  - **Australia** achieved EBIT growth (before significant items) of almost 5% despite unseasonally wet weather and cycling strong volume growth from first half 2001. EBIT margins improved due to lower conversion costs, strong cost control and lowering of raw material costs.
  - **South Korea** recorded the stand out result of the CCA Group with EBIT growth (before significant items) of 145% from a combination of improved sales execution, new product development and continued benefits from cost reduction initiatives.
  - **Oceania's** EBIT grew by almost 18%, with strong revenue and EBIT margin improvement.
  - Operational conditions in **Indonesia** remained difficult as a consequence of flooding and low consumer confidence. EBIT declined by $10 million in first half 2002.

Sydney, 9 August 2002: Coca-Cola Amatil Limited (CCA) today announced its consolidated results for the half year ended 28 June 2002.

	H1 2002	H1 2001	*Change*
ONGOING BUSINESS[1]			
Revenue from sales of beverages ($ million)	**1,612.3**	1,584.9	*1.7%*
EBIT, before significant items ($ million)	**191.6**	172.3	*11.2%*
EBIT Margin	*11.9%*	*10.9%*	*1.0pt*
Net profit, before significant items ($ million)	**91.5**	77.3	*18.4%*
Significant items ($ million)	**2.7**	-	
Net profit ($ million)	**94.2**	77.3	*21.9%*
Free cash flow ($ million)	**154.8**	115.7	*33.8%*
Net debt to book equity (%)	**56.9%**	62.1%	*(5.2)pts*
EBIT interest cover (times)	**3.0**	2.5	*0.5*
REPORTED[3]			
Net profit ($ million)	**94.2**	362.6	*nm*
Earnings per share[2], before significant items (cents)	**13.3c**	11.7c	*13.7%*
Earnings per share[2] (cents)	**13.7c**	39.6c[4]	*nm*
Dividends per share (cents)	**8.0**	7.0	*14.3%*

1 *The ongoing business excludes the profit contribution from Philippines operation for the four month period ended 27 April 2001 ($30.2 million) and a gain on sale of the Philippines operation of $251.8 million ($255.1 million after tax).*

2 *EPS based on weighted average shares of 687.2 million in H1 2002 and 916.2 million in H1 2001.*

3 *Reported EBIT & net profit for first half 2001 includes the profit contribution from Philippines operation for the four month period ended 27 April 2001 ($30.2 million) and a gain on sale of the Philippines operation of $251.8 million ($255.1 million after tax).*

4 *EPS of 39.6 cents for first half 2001 includes a gain on sale of the Philippines operation of $255.1 million.*

nm *not meaningful*

Coca-Cola Amatil's Managing Director, Terry Davis, said "we have continued to focus on strengthening our key drivers to accelerate returns. Excluding Indonesia, every market improved its EBIT margins (before significant items) as cost reduction initiatives and our focus on profitable revenue generation began to take effect. The progress made on the restructuring of the business has been encouraging and we expect further acceleration in the second half."

"In Indonesia we are focussing on the "basics" of the business to improve productivity from our labour force and better utilisation of existing assets. However, we continue to experience difficult trading conditions and have not yet seen any material signs of improved consumer confidence," he added.

CCA's ongoing business recorded a strong result for the half year with an 18% increase in net profit, before significant items, despite the difficult trading conditions in Indonesia. The 11% EBIT growth for the Group was achieved on volume of 285.1 million unit cases[5], a decrease of 1% from the prior corresponding period. The corporate centre costs for the first half 2002, and the restated full year 2001, have been separately disclosed for information purposes in Appendix 4B.

Significant Items
CCA recorded an after tax significant gain of $2.7 million, comprising a $15.2 million gain on the sale of South Korean land and redundancy costs in a number of operations of $12.5 million. The land in South Korea was sold in April 2002 to Samsung Tesco. Settlement is expected to occur in second half 2002, following receipt by Samsung Tesco of the necessary local government approvals.

Interest and Taxation
CCA's net borrowing expense fell by 14% to $64.8 million due to lower debt levels following the receipt of proceeds on the sale of the Philippines operation in July 2001. Gearing was reduced from 62.1% to 56.9% as at 28 June 2002 due to the continued strong free cash flow.

The average taxation rate for the Group (before gain on sale of the Philippines operation) decreased from 27.5% to 26.1%.

Free Cash Flow
CCA continued to deliver strong free cash flow[6] of $154.8 million in first half 2002 compared to $115.7 million for the ongoing business in first half 2001. In first half 2001, the Philippines operation recorded a cash outflow of $62.9 million resulting in CCA's Group reported free cash flow of $52.8 million. The cash proceeds from the sale of the South Korean land and CCA's PET manufacturing assets will be received and recorded in the second half 2002 cash flow.

Capital Expenditure
Capital expenditure in first half 2002 was reduced to $39 million representing a ratio to revenue of 2.4% (down from 3.9% in the comparable period in 2001). The reduction in this ratio reflects CCA's focus on improving its return on capital employed by more rigorous analysis of our capital requirements and ensuring that capital is allocated in a disciplined manner. Capital expenditure for full year 2002 is expected to be below the targeted range of 5% to 6% of revenue.

Oceania (New Zealand, Papua New Guinea, Fiji)

	H1 2002	H1 2001	*Change*
Revenue from sales of beverages ($ million)	**183.9**	170.6	*7.8%*
Revenue per unit case	$5.56	$5.43	*2.4%*
Sales Volume (million unit cases)	33.1	31.4	*5.4%*
EBIT ($ million)	**29.1**	24.7	*17.8%*
EBIT Margin	**15.8%**	14.5%	*1.3pts*
Capital Expenditure to Revenue	**3.4%**	3.4%	-

A number of growth initiatives introduced in Oceania have led to a strong rebound in the first half of 2002 with revenue increasing by almost 8% to $184 million and a 18% growth in EBIT.

High levels of innovation in our sales and marketing programs, developed in conjunction with TCCC, have delivered an outstanding result in New Zealand. This market has led the excellent Oceania result. The strong New Zealand trading was achieved from volume and pricing growth in both the supermarket and immediate consumption channels. The core brands of Coke, diet Coke, Sprite and Fanta (including Fanta flavours) have been the main contributors to that country's performance.

The improved EBIT margin of almost 16% was achieved despite Oceania experiencing a 7.5% increase in cost of goods sold per unit case, in local currency terms. The large increase in cost of goods sold was due to the decline in the PNG Kina causing a dramatic increase in costs in that country. However, an excellent trading result from Fiji largely offset the EBIT decline from PNG.

Indonesia

	H1 2002	H1 2001	*Change*
Revenue from sales of beverages ($ million)	**178.9**	171.3	*4.4%*
Revenue per unit case	$3.91	$3.14	*24.5%*
Sales Volume (million unit cases)	45.8	54.5	*(16.0)%*
EBIT, before significant items ($ million)	**9.3**	19.4	*(52.1)%*
EBIT Margin	**5.2%**	11.3%	*(6.1)pts*
Capital Expenditure to Revenue	**9.3%**	13.1%	*(3.8)pts*

The devastation from the flooding in Java during January and February, combined with the continued difficult economic conditions, has resulted in a $10 million decline in EBIT from the Indonesia business in first half 2002. The 16% decline in volume against the fixed cost base caused the EBIT margin to decline by 6 points to 5.2%. Despite a small reduction in employee numbers, Indonesia's first half 2002 total labour and labour on-costs increased substantially. Wage levels have increased due to the significant consumer price inflation Indonesia experienced in late 2001.

The volume decline in first half 2002 was broadly consistent across all brands and channels. CCA's at-home consumption strategy did, however, promote volume growth in the 1 litre returnable glass bottle but this volume was insufficient to offset the decline in the important, immediate consumption, medium size returnable glass pack.

In local currency terms, the 17% increase in revenue per case, following a 20% price increase in 2001 and a 10% increase in January 2002, predominantly recovered Indonesia's cost of goods sold increases. The weakness of the Rupiah exchange rate continued to impact raw material costs.

CCA remains conscious that it must improve returns and maintain affordability in a climate of low consumer confidence and general price inflation. Reflecting this position, capital expenditure was reduced by 26% to $16.7 million in first half 2002. Future capital expenditure will be further reviewed in line with changes in the economic outlook.

Despite the current challenging environment, CCA remains confident about the long term growth prospects in Indonesia.

Appendix 4B

9 August 2002

Half yearly report

Name of entity

COCA-COLA AMATIL LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
26 004 139 397	✓		**28 June 2002**

For announcement to the market

Coca-Cola Amatil Limited Group:	Item				A$M
Revenues from ordinary activities[a)]	1.24.1	**down**	**58.2%**	**to**	**1,749.1**
Profit from ordinary activities after tax attributable to members[b)]	1.22	**down**	**74.0%**	**to**	**94.2**
Profit from extraordinary items after tax attributable to members	2.5		**-**		**-**
Net profit for the period attributable to members[b)]	1.11	**down**	**74.0%**	**to**	**94.2**

a) *The prior period figure includes the proceeds from sale of the Philippines operation of $2,124.3m.*
b) *The prior period figures include the profit from sale after tax of $255.1m (item 14.5) and trading results after tax of $30.2m (item 14.2) of the Philippines operation sold on 27 April 2001.*

Coca-Cola Amatil Limited Group - Ongoing business[c)]:					
Revenue from sales of beverages	1.23	**up**	**1.7%**	**to**	**1,612.3**
Earnings before interest, tax and significant items[d)]	1.2A	**up**	**11.2%**	**to**	**191.6**
Earnings before interest and tax		**up**	**11.3%**	**to**	**191.8**
Profit from ordinary activities after tax attributable to members (before significant items)[d)]		**up**	**18.4%**	**to**	**91.5**
Profit from ordinary activities after tax attributable to members		**up**	**21.9%**	**to**	**94.2**

c) *The prior period figures used in this table exclude the trading results and profit from sale of the Philippines operation.*

d) *Significant items include the following -*

	A$M
Profit from sale of land and buildings (items 1.25 and 1.26.2)	*15.2*
Redundancy and restructuring expenses (item 1.26.2)	*(15.0)*
Significant items before tax	*0.2*
Tax benefit (item 1.40)	*2.5*
Significant items after tax	*2.7*

Dividends		Amount per security	Franked amount per security at 30% tax rate
Interim dividend	15.6	**8.0¢**	**4.0¢**
Previous corresponding period	15.7	7.0¢	3.5¢
Record date for determining entitlements to the dividend	15.2	**Friday, 6 September 2002**	

Notes to the Condensed Consolidated Statements of Financial Performance		Item	Current period A$M	Previous corresponding period A$M	Change %
Profit from Ordinary Activities Attributable to Members of Coca-Cola Amatil Limited					
1.20	Profit from ordinary activities after tax	1.7	**93.9**	363.5	
1.21	Plus (less) outside equity interests	1.10	**0.3**	(0.9)	
1.22	**Profit from ordinary activities after tax attributable to members of Coca-Cola Amatil Limited**	1.11	**94.2**	362.6	**(74.0)**
Revenues and Expenses from Ordinary Activities					
	Revenues				
1.23	Ongoing business				
	Sales of beverages		**1,612.3**	1,584.9	**1.7**
	Other		**108.9**	46.5	
			1,721.2	1,631.4	
	Philippines				
	Sales of beverages		-	404.3	
	Other		-	4.0	
			-	408.3	
	Proceeds from sale of the Philippines operation		-	2,124.3	
	Total revenues – before interest income		**1,721.2**	4,164.0	
1.24	Interest income		**27.9**	15.5	
1.24.1	**Total revenues**		**1,749.1**	4,179.5	**(58.2)**
1.25	**Significant items included in total revenues**				
	Ongoing business				
	Proceeds from sale of land and buildings		**62.0**	-	
	Philippines				
	Proceeds from sale of the Philippines operation		-	2,124.3	
1.26.1	**Expenses**				
	Ongoing business				
	Cost of goods sold		**950.3**	929.2	
	Selling		**247.8**	251.5	
	Warehousing and distribution		**153.1**	143.9	
	Administration and other		**131.4**	134.5	
	Investing		**46.8**	-	
			1,529.4	1,459.1	
	Philippines				
	Cost of goods sold		-	247.6	
	Selling		-	38.8	
	Warehousing and distribution		-	44.1	
	Administration and other		-	24.9	
			-	355.4	
	Investing		-	1,872.5	
	Total expenses		**1,529.4**	3,687.0	
1.26.2	**Significant items included in total expenses**				
	Ongoing business				
	Redundancy and restructuring expenses		**15.0**	-	
	Carrying amount of land and buildings sold		**46.8**	-	
			61.8		
	Philippines				
	Carrying amount of net assets sold, including related costs - Philippines operation		-	1,872.5	

Intangible and Extraordinary Items		**Consolidated - current period**			
		Before tax A$M (a)	Related tax A$M (b)	Related outside equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	**0.7**	-	-	**0.7**
2.2	Amortisation of other intangibles	**0.2**	-	-	**0.2**
2.3	**Total amortisation of intangibles**	**0.9**	-	-	**0.9**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Other Notes to the Condensed Financial Statements		Item	Current period	Previous corresponding period
Ratios				
	Profit before tax/revenues			
9.1	Consolidated profit from ordinary activities before tax (item 1.5) as a percentage of revenues (item 1.24.1)		**7.3%**	9.6%
	Profit after tax/equity			
9.2	Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)		**3.0%**	11.2%
	Ongoing business - Profit before tax and significant items/revenue from sale of beverages			
9.3	Ongoing business consolidated profit from ordinary activities before tax (item 1.5 less item 14.2) and significant items (items 1.25 and 1.26.2), as a percentage of revenue from sales of beverages (item 1.23)		**7.9%**	6.6%
Earnings Per Security (EPS)				
10.1	Basic EPS		**13.7¢**	39.6¢
10.2	Diluted EPS		**13.6¢**	39.5¢
	Before significant items -			
10.3	Basic EPS		13.3¢	11.7¢
10.4	Diluted EPS		13.2¢	11.7¢
10.5	Earnings used in calculating basic and diluted EPS (items 10.1 and 10.2)	1.11	**$94.2M**	$362.6M
	Deduct - Significant items after tax (items 1.25, 1.26.2 and 1.40)		**$2.7M**	$255.1M
10.6	Earnings used in calculating basic and diluted EPS before significant items (items 10.3 and 10.4)		**$91.5M**	$107.5M
10.7	Weighted average number of securities outstanding during the period used to calculate basic EPS (items 10.1 and 10.3)[a]		**687.2M**	916.2M
	Add - Potential securities		**7.3M**	2.9M
10.8	Weighted average number of securities and potential securities outstanding during the period used to calculate diluted EPS (item 10.2 and 10.4)[a]		**694.5M**	919.1M
10.9	Number of potential securities that are not considered to be dilutive and therefore are not used in the calculation of diluted EPS		**23.7M**	27.0M
10.10	Number of fully paid ordinary securities issued subsequent to balance date - Exercise of options under the Executive Option Plan		**0.4M**	

a) *The comparative calculation assumes the share cancellation relating to sale of the Philippines operation, was carried out on the effective sale date being 27 April 2001.*

Financial Reporting by Geographic Segments	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M
	Revenue from sales of beverages		Other revenue		Significant items[d)]		Total	
Ongoing business								
Australia	**817.4**	821.1	**7.0**	9.2	**-**	-	**824.4**	830.3
Oceania[a)]	**183.9**	170.6	**1.2**	1.7	**-**	-	**185.1**	172.3
South Korea	**432.1**	421.9	**4.2**	3.2	**62.0**	-	**498.3**	425.1
Indonesia	**178.9**	171.3	**1.2**	4.0	**-**	-	**180.1**	175.3
Other[b)]			**33.3**	28.4	**-**	-	**33.3**	28.4
Total ongoing business	**1,612.3**	1,584.9	**46.9**	46.5	**62.0**	-	**1,721.2**	1,631.4
Philippines	**-**	404.3	**-**	4.0	**-**	-	**-**	408.3
Proceeds from sale of the Philippines operation					**-**	2,124.3	**-**	2,124.3
CCA Group	**1,612.3**	1,989.2	**46.9**	50.5	**62.0**	2,124.3	**1,721.2**	4,164.0
			Earnings before interest, tax and significant items		Significant items[d)]		Segment result - Earnings before interest and tax	
Ongoing business								
Australia			**130.7**	125.0	**(6.3)**	-	**124.4**	125.0
Oceania[a)]			**29.1**	24.7	**-**	-	**29.1**	24.7
South Korea			**34.6**	14.1	**9.5**	-	**44.1**	14.1
Indonesia			**9.3**	19.4	**-**	-	**9.3**	19.4
Other[b)]			**(12.1)**	(10.9)	**(3.0)**	-	**(15.1)**	(10.9)
Total ongoing business			**191.6**	172.3	**0.2**	-	**191.8**	172.3
Philippines			**-**	52.9	**-**	-	**-**	52.9
Profit from sale of the Philippines operation					**-**	251.8	**-**	251.8
CCA Group			**191.6**	225.2	**0.2**	251.8	**191.8**	477.0
			Assets		Liabilities		Net assets	
Ongoing business								
Australia			**3,181.2**	3,201.2	**275.1**	226.2	**2,906.1**	2,975.0
Oceania[a)]			**560.6**	548.6	**43.9**	37.4	**516.7**	511.2
South Korea			**1,332.0**	1,387.2	**172.7**	176.0	**1,159.3**	1,211.2
Indonesia			**546.3**	416.4	**91.0**	70.6	**455.3**	345.8
Other[b)]			**55.9**	423.7	**41.5**	46.6	**14.4**	377.1
Total ongoing business			**5,676.0**	5,977.1	**624.2**	556.8	**5,051.8**	5,420.3
Assets and liabilities excluded from above[c)]			**270.3**	927.7	**2,198.3**	3,102.2	**(1,928.0)**	(2,174.5)
CCA Group			**5,946.3**	6,904.8	**2,822.5**	3,659.0	**3,123.8**	3,245.8

Note:

a) The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.
b) "Other" includes corporate and unallocated.
c) Assets and liabilities shown against each segment exclude future income tax benefits, tax provisions and assets and liabilities which relate to the Group's financing activity.
d) Significant items for South Korea includes -

	2002 $M
Proceeds from sale of land and buildings	***62.0***
Carrying amount of land and buildings sold	***(46.8)***
	15.2
Redundancy and restructuring expenses	***(5.7)***
	9.5

Following adoption of the revised accounting standard AASB 1005 "Segment Reporting", comparative figures have been adjusted to conform with the revised standard. Refer to Attachment A for a summary of the adjusted full year 2001 segment disclosures.

The Group operates in one business segment, being the beverage industry, within which it manufactures, distributes and markets carbonated soft drinks, mineral waters, fruit juices and other alcohol-free beverages.

Dividends		
15.1	Date the dividend is payable	**Monday, 30 September 2002**
15.2	Record date for determining entitlements to the dividend	**Friday, 6 September 2002**
15.3	If it is a final dividend, has it been declared?	**n/a**

Amount Per Security			Amount per security	Franked amount per security at 30% tax rate
15.4	**Final dividend**	Current year	**n/a**	**n/a**
15.5		Previous year	n/a	n/a
15.6	**Interim dividend**	Current year	**8.0¢**	**4.0¢**
15.7		Previous year	7.0¢	3.5¢

		Current period A$M	Previous corresponding period A$M
Total Dividend Per Security			
15.8	Ordinary securities	**n/a**	n/a
15.9	Preference securities	**n/a**	n/a
Interim Dividend on All Securities			
15.10	Ordinary securities	**55.3**	47.4
15.11	Preference securities	**n/a**	n/a
15.12	Other equity instruments	**n/a**	n/a
15.13	**Total**	**55.3**	47.4

Dividend Reinvestment Plan

Dividends payable may be reinvested in ordinary shares under the Company's Dividend Reinvestment Plan, subject to a maximum of 50,000 shares per beneficial holder.

Last Date for Election Notices under this Plan — **Friday, 6 September 2002**

Other Disclosures in Relation to Dividends

The Company paid a dividend to ordinary shareholders on 28 March 2002 of 7 cents per share (totalling $48.0 million), and was franked to 3.5 cents per share.

The unfranked portion of the September 2002 dividend will be paid from the Company's foreign dividend account and will not attract dividend withholding tax.

Details of Aggregate Share of Profits of Associates and Joint Venture Entities

16.1 Coca-Cola Amatil Limited does not have any equity accounted associated entities or other material interests (other than controlled entities).

Material Interests in Entities which are not Controlled Entities

17.1 Coca-Cola Amatil Limited does not have any material interests in entities which are not controlled entities.

Comments by Directors

Basis of financial report preparation

19.1 This half yearly report is a general purpose financial report which has been prepared in accordance with the listing rules, applicable accounting standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views). It should be read in conjunction with the last annual financial report and any announcements to the market by the Company during the period.

This half yearly report has been prepared on the basis of historical cost, except for freehold and leasehold land and buildings which are carried at fair value.

The financial statements in this report are "condensed financial statements" as defined in AASB 1029 "Interim Financial Reporting". This report does not include all the notes of the type normally included in the annual financial report.

19.2 **Material factors affecting the revenues and expenses of the economic entity for the current period**

NIL.

19.3 **A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible) -**

No matter or circumstance has arisen since the end of the period that has significantly affected or may significantly affect the Group, the results of those operations or the state of affairs of the Group in subsequent financial periods with the exception of -

- On 2 July 2002, the Group publicly announced that it had entered into an agreement to acquire Pacific Beverages Australia Pty Limited (PBA). The purchase price for PBA represents a multiple of approximately 7 times earnings before interest and tax for the year ended 31 March 2002. PBA had revenues of $27.0 million in that year.

- On 8 July 2002, the Group publicly announced that it had completed the sale of all PET manufacturing assets in Australia and New Zealand for a consideration of approximately $157.0 million.

- On 24 July 2002, the Group publicly announced that together with The Coca-Cola Company an agreement had been reached to jointly purchase the assets of Rio Beverages Limited in New Zealand for approximately $35.0 million. The purchase is subject to New Zealand Commerce Commission review.

19.4 **Franking credits available and prospects for paying fully or partly franked dividends for at least the next year**

The balance of the franking account at 28 June 2002 adjusted for franking credits which will arise from payment of income tax provided for in the accounts is $36.7 million. It is expected that dividends paid in the future will remain partly unfranked, principally due to the effect of the geographic mix of Coca-Cola Amatil's operations.

19.5 **Changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows -**

All CCA Group accounting policies, estimation methods and measurement bases remain the same as those used in the 2001 annual report.

19.6 **Revisions in estimates of amounts reported in previous interim periods**

NIL.

		At end of current period A$M	As shown in last annual report A$M
Changes in Contingent Assets and Liabilities			
19.7	Contingent Assets NIL	-	-
19.8	Contingent Liabilities		
	Termination payments under service agreements	**8.5**	14.1
	Other guarantees	**0.5**	0.5
		9.0	14.6

Additional Disclosure for Trusts			
20.1	Number of units held by the management company or responsible entity or their related parties	**n/a**	n/a
20.2	A statement of the fees and commissions payable to the management company or responsible entity.	**n/a**	n/a

Annual Meeting	
The annual meeting will be held as follows -	n/a
Place	
Date	
Time	
Approximate date the annual report will be available	

Compliance Statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

• Identify other standards used	n/a

2 This report, and the financial statements upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

(Tick one)

	The financial statements have been audited.	✓	The financial statements have been subject to review.
	The financial statements are in the process of being audited or subject to review.		The financial statements have *not* yet been audited or reviewed.

5 There are no qualifications by the Company's Auditors to the Financial Report.

6 The Company has a formally constituted audit committee.

Sign here: ______________________ Date: 9 August 2002
Company Secretary

Print name: **DAVID A. WYLIE**

CCA Website

This release, along with the following documents can be found on CCA's website: http://www.ccamatil.com.au and will be available after the following times (Australian Eastern Standard Time) -

• ASX announcement and media release	9 August by 9:00am
• Results presentation material	9 August to coincide with 2:30pm presentation start
• Results presentation audio replay	9 August by 7:00pm

Following adoption of the revised accounting standard AASB 1005 "Segment Reporting", the segment disclosures of Coca-Cola Amatil Limited Group for the full year ended 31 December 2001 are adjusted as follows -

	2001	
	Earnings before interest and tax	
	Revised	Previous
Ongoing business		
Australia	288.9	262.1
Oceania[a)]	50.8	47.9
South Korea	35.3	26.2
Indonesia	39.6	36.1
Other[b)]	(42.3)	
Total ongoing business	372.3	372.3
Philippines	52.9	52.9
CCA Group	425.2	425.2

	2001					
	Assets		Liabilities		Net assets	
	Revised	Previous	**Revised**	Previous	**Revised**	Previous
Ongoing business						
Australia	3,297.7	3,343.1	299.8	351.7	2,997.9	2,991.4
Oceania[a)]	558.8	558.8	52.5	52.5	506.3	506.3
South Korea	1,300.3	1,300.3	118.3	118.3	1,182.0	1,182.0
Indonesia	501.9	501.9	89.9	89.9	412.0	412.0
Other[b)]	45.4		51.9		(6.5)	
Total ongoing business	5,704.1	5,704.1	612.4	612.4	5,091.7	5,091.7
Assets and liabilities excluded from above[c)]	649.3	649.3	2,709.0	2,709.0	(2,059.7)	(2,059.7)
CCA Group	6,353.4	6,353.4	3,321.4	3,321.4	3,032.0	3,032.0

Note:

a) The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.
b) "Other" includes corporate and unallocated.
c) Assets and liabilities shown against each segment exclude future income tax benefits, tax provisions and assets and liabilities which relate to the Group's financing activity.